July 18, 2008
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Hypercom Corporation Registration Statement on Form S-3 (File No. 333-150953)
Dear Ladies and Gentlemen:
     Hypercom Corporation respectfully requests, pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m., Washington, D.C. time, on July 22, 2008, or as soon thereafter as is practicable.

Very truly yours, Hypercom Corporation
/s/ Douglas J. Reich
Douglas J. Reich
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary